17009123

ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC

SEC FILE NUMBER
8- 40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST MARKET SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2ND AVE S SUITE 1500
(No. and Street)

Minneapolis	MN	55402-4007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Stucky 612-238-1548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers,LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DST Market Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Heidi E. Murphy
Notary Public - Minnesota
My Commission Expires 1/31/2020

Signature

Director of Finance/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST Market Services, LLC
Table of Contents
December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Management of DST Market Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DST Market Services, LLC (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

DST Market Services, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	21,605,570
Cash segregated under federal and other regulations		2,128,500
Deposits with clearing organizations		172,500
Accounts receivable		7,712,026
Receivable from broker-dealers and clearing organizations		462,331
Receivable from customers		150,066
Prepaid expenses and other assets		11,242,144
Securities owned		3,203
Property and equipment, net		931,504
Intangible assets, net		2,979,687
Goodwill		4,457,008
Total assets	$	51,844,539
Liabilities and Member's Interest		
Accounts payable	$	2,057,357
Payable to broker-dealers, clearing organizations and other		380,602
Payable to customers		2,144,990
Accrued liabilities		2,292,112
Income taxes payable to Parent		235,187
Deferred income taxes		1,725,644
Other liabilities		664,449
Total liabilities		9,500,341
Member's interest		
Member's capital		16,570,235
Retained earnings		25,773,963
Total member's interest		42,344,198
Total liabilities and member's interest	$	51,844,539

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker/dealer's financial advisors.

We are a member of the Financial Industry Regulatory Authority ("FINRA"). In January 2015, we became a clearing broker by holding and maintaining customer accounts. We offer services to SEC registered and FINRA member broker-dealers through the use of a fully disclosed clearing agreement.

On May 1, 2016, a wholly-owned subsidiary of DST, WMSI Securities LLC ("WMSI") entered into an assignment and assumption agreement with the Company to assign all of its rights and delegates duties of its contracts with customers for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts. No assets or liabilities of WMSI were transferred.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. We extend unsecured credit to our customers.

Customer receivables and payables
Customer receivables and payables include amounts receivable or payable related to cash or margin transactions which are generally collateralized by securities owned by the client.

Broker-dealer and clearing organization receivables and payables
Broker-dealer and clearing organization receivables and payables represent amounts due for securities transactions made in connection with the Company's normal trading activities, correspondent deposits held, and trade date commission and fees not yet settled.

Securities owned
The Company's securities owned consist of stocks, unit investment trusts and mutual funds and are classified as trading securities as of December 31, 2016. Security transactions are accounted for on the trade date. Security gains and losses are calculated on the specific identification method. Interest income, adjusted for discounts and premiums, is recorded on the accrual basis.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value. Fair value of these investments is determined using Level 1 inputs.

Property and equipment
Property and equipment are recorded at cost with major additions and improvements capitalized. Data processing and other equipment are depreciated using accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets
Intangible assets primarily represent customer relationships, trade names and other assets acquired through a business combination. The estimated useful life of our intangible assets is 10 to 16 years. The weighted-average amortization period at December 31, 2016 for these assets was 15.3 years. Goodwill will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our assessment of goodwill for impairment for 2016 included a quantitative assessment that compared the fair value to the net book value of our reporting units. The fair value of the reporting units was estimated using the present value of expected future cash flows and substantially exceeded the carrying value of the reporting unit. Our impairment test indicates no impairments during the year ended December 31, 2016.

Income taxes
We are included in the DST federal consolidated corporate income tax return. In addition, we made an election to be taxed as a corporation for federal income tax purposes. As a result, we have provided federal and state income taxes for the year ended December 31, 2016.

We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Share-based compensation
We participate in DST's share-based compensation plan and recognize the cost of employee services received in exchange for awards of DST restricted stock, restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. Amortization of share-based awards containing both service and performance features depends on our estimated judgments on whether the performance condition will be achieved.

New authoritative accounting guidance
In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance which requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled in exchange for those goods or services. The new standard and subsequently issued amendments will become effective for us beginning in fiscal year 2018. We are in the process of selecting the method of adoption, either the full retrospective or modified retrospective transition approach, however we have not yet determined the method by which the standard will be adopted. In addition, we are currently evaluating the impacts of the application of the new standard to our existing portfolio of customer contracts and will continue to review new contracts entered into prior to the adoption of the new standard. We expect to continue finalizing our assessment of the expected impact of adoption throughout 2017.

In February 2016, the FASB issued guidance which requires lessees to reflect most leases on their balance sheet as assets and obligations. The guidance is effective January 1, 2019 with early adoption permitted. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented. We are currently evaluating the standard and the impact it will have on our financial statements and related disclosures.

In November 2016, the FASB issued guidance which requires the statement of cash flows to explain changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The guidance is effective January 1, 2018 and requires retrospective application. Early adoption is permitted. We are currently evaluating the standard and the impact it will have on our financial statements.

Subsequent events
The Company has performed an evaluation of subsequent events through February 24, 2017, which is the date the financial statements were available to be issued.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2016:

Leasehold improvements	$	920,306
Data processing and other equipment		69,808
Furniture and fixtures		336,777
		1,326,891
Less: accumulated depreciation		395,387
Property and equipment, net	$	931,504

Depreciation expense related to property and equipment for the year ended December 31, 2016 was $227,059.

4. Other Assets

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2016, $11,166,665 has been recorded as deferred costs and are included in Prepaid expenses and other assets in the Statement of Financial Condition.

5. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2016 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company.

The following table summarizes intangible assets at December 31, 2016:

Customer relationships	$	7,100,000
Trade name		1,000,000
		8,100,000
Less: accumulated amortization		5,120,313
Intangible assets, net	$	2,979,687

Amortization of intangible assets was $543,750 for the year ended December 31, 2016. Annual amortization for intangible assets recorded as of December 31, 2016 is estimated to be $502,083 for 2017, 443,750 for each of 2018, 2019, 2020 and 2021, and $702,604 thereafter.

6. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016 consist of the following:

		Receivable		Payable
Receivables from clearing organizations	$	462,331	$	—
Deposits from correspondents		—		262,500
Fees and commissions payable		—		54,468
Other		—		63,634
	$	462,331	$	380,602

7. Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Amounts receivable from and payable to customers as of December 31, 2016 consist of the following:

		Receivable		Payable
Market value of customer accounts	$	77,376	$	2,144,990
Margin loans		72,690		—
	$	150,066	$	2,144,990

8. Debt

During 2016, we entered into a $5,000,000 unsecured, revolving line of credit which matures on July 17, 2017. Interest on this line of credit is at variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under this new facility at December 31, 2016. During the year ended December 31, 2016, there were no proceeds or repayments under this revolving credit facility.

During 2016, we entered into a separate $10,000,000 unsecured, revolving line of credit which matures on July 28, 2017. Interest on this line of credit is at variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under this new facility at December 31, 2016. During the year ended December 31, 2016, there were no proceeds or repayments under this revolving credit facility.

We have outstanding letter of credit agreements aggregating $250,000 used in lieu of margin deposits.

9. Related Party Transactions

Shared services

We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions. The expense associated with these services was $7,246,899 for the year ended December 31, 2016. The following table sets forth the shared service expenses as reflected in the Statement of Income:

Employee compensation and benefits	$	120,000
Data processing costs		5,217,720
Professional fees		237,900
Other expenses		1,671,279
Total shared service expense	$	7,246,899

Cash management program with DST

We participated in DST's centralized cash and services management program, wherein cash disbursements were funded by DST for payroll, accounts payable, IT services, and various other services. The net payable to DST at December 31, 2016 was $1,608,019 and is included in accounts receivable and accounts payable in the Statement of Financial Condition.

Share-based compensation

We participate in DST's share-based compensation plan and have outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units. Share-based compensation expense associated with these awards was $253,505 during the year ended December 31, 2016.

Summary stock option activity is presented in the table below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2015	400	$ 47.51	5.9
Exercised	—	—	
Transfers	—	—	
Outstanding at December 31, 2016	400	47.51	4.9
Exercisable at December 31, 2016	400	47.51	4.9

Summary restricted stock activity is presented in the table below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2015	9,621	$ 95.94
Granted	5,101	106.83
Forfeitures	(2,689)	100.76
Vested	(3,597)	86.92
Non-vested at December 31, 2016	8,436	$ 104.53

We had $651,063 of unearned compensation related to the grant of DST share-based awards to certain of our employees at December 31, 2016. Unearned compensation is included in Member's capital in the Statement of Financial Condition. We estimate that the amortized compensation expense attributable to these share-based awards will be approximately $145,248 for 2017, $58,666 for 2018 and $13,108 for 2019, based on awards currently outstanding. Additionally, approximately $434,041 of unearned compensation is not projected to be expensed as the related awards are not currently expected to achieve their required performance features and therefore are not expected to vest.

10. Commitments and Contingencies

We lease office space equipment under non-cancelable operating leases, which have various expiration dates through 2022.

Total future minimum payments on non-cancelable operating leases and purchase commitments are as follows:

2017	$ 1,119,426
2018	659,253
2019	516,845
2020	269,603
2021	138,927
Thereafter	105,922
	$ 2,809,976

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

11. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers
Our three largest customers, in aggregate, account for approximately 60% of our total revenues for the year ended December 31, 2016.

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk. In addition, we are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

12. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $1,725,644 at December 31, 2016 is comprised of deferred tax assets of $309,594 and deferred tax liabilities of $2,035,238. The net deferred tax liability at December 31, 2016 relates primarily to goodwill amortization recognized for tax purposes.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

13. Net Capital and Customer/PAB Reserve Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $1,500,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2016 of $14,725,241, which exceeded our net capital requirement by $13,225,241. At December 31, 2016, there was $2,166,375 required to be reserved in accordance with SEC Rule 15c3-3.

14. Cash Segregated Under Federal and Other Regulations

Cash of $2,128,500 is segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of brokers.